Cboe

June 25, 2026

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe C2 Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

Enclosed please find an amendment of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no substantive changes to the information required to be disclosed pursuant to SEC Rule 6a-2(a), as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, I, K, M & N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 3:00pm on 06/25/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/25/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

26000285

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe C2 Exchange, Inc. (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/25/26 (MM/DD/YY) Cboe C2 Exchange, Inc. (Name of Applicant)

By: [signature] [signature executed at 3:00pm on 06/25/26] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 25th day of June (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 8-6-28 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

<u>Attachment</u>

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsidiary or affiliate of the Exchange (as of 12/31/25)

Summary of changes made to Exhibit I:

- Updated audited financial statements (as of 12/31/25)

Summary of changes made to Exhibit K:

- No changes since previous submission

Summary of changes made to Exhibit M:

- No change since previous submission

Summary of changes made to Exhibit N:

- Updated data as of 06/15/26

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. Financial statements of each subsidiary and affiliate

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2025
(unaudited)

	Total	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOECANINC Cboe Canada Inc.	CBOECLEARDIG Cboe Clear Digital LLC	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOEUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV
Current assets:																														
Cash and cash equivalents	2,216,500,949	-	27,442,001	54,786	14,019,335	2,940,101	142,988	14,327,144	79,129,459	80,089,224	-	-	-	-	-	44,051,138	34,853,876	-	1,501,192	12,036	11,385,904	1,657,079,512	-	-	8,644,529	9,053,987	129,531,172	-	24,825,970	721,555
Financial investments	36,136,966	-	-	-	-	-	-	-	(249,192)	-	-	-	-	-	-	-	-	-	-	-	-	35,814,147	-	-	-	-	-	-	0	-
Accounts receivable, net of $6.8 allowance for credit losses at December 31, 2025	391,430,271	8,537	54,885,029	-	60,955,964	12,171,512	50,010	39,422,282	123,810,997	86,470,652	416,799,944	2,585,224,102	411,235,344	3,134,541,013	636,918,946	11,797,631	2,018,067	-	19,935	180,811	546,731,815	8,822,397,701	-	813,044,430	16,161,010	25,228,774	8,679,438	28,903,568	113,394,700	8,949,979
Margin deposits, clearing funds, and interoperability funds	1,618,193,098	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,423,195	-	-	-	-	-	-	-	-	-	1,617,369,903	-	-	-
Income taxes receivable	67,873,273	-	-	-	-	-	-	-	371,641	62,180	-	-	-	-	-	2,188	-	-	-	-	-	65,705,849	-	-	513,142	630,348	133,730	-	-	-
Other current assets	91,347,330	-	-	-	272,774	4,198	-	1,020,288	1,608,038	0	1,437,803	2,666,472	-	2,979,856	1,199,815	361,420	25,328,963	-	-	-	141,738	32,393,548	-	-	348,394	-	6,907,534	-	174,862	150,818
Total current assets	**4,421,481,889**	**8,537**	**82,327,030**	**54,786**	**75,248,073**	**15,115,811**	**192,999**	**54,769,713**	**204,670,943**	**166,622,056**	**418,237,748**	**2,587,890,574**	**411,235,344**	**3,137,520,869**	**638,118,760**	**56,212,378**	**63,624,101**	**-**	**1,521,126**	**192,847**	**558,259,457**	**10,613,390,757**	**-**	**813,044,430**	**25,667,075**	**34,913,109**	**1,762,621,777**	**28,903,568**	**138,395,532**	**9,822,352**
Investments	32,367,350	-	190,151	-	35,184,959	-	-	-	6,517,257	1,045,101,681	-	-	1,300,000	333,333	-	16,376	-	74,283,749	74,283,749	127,055,550	-	6,219,348,209	278,119,398	1,816,550,409	-	202,709,745	-	225,277,855	-	-
Property and equipment, net	133,061,872	-	-	-	0	54,968	-	-	13,008,563	176,228	-	0	-	(218)	(313,342)	3,423,974	-	-	-	-	86,867	110,798,369	-	(138,132)	325,922	7,400	2,629,887	-	98,067	(135,046)
Operating lease right of use assets	110,963,266	-	-	-	758,170	-	-	-	12,901,553	2,265,839	-	-	-	-	-	1,709,681	-	-	-	-	-	-	-	66,900,473	804,317	-	6,639,678	-	-	-
Goodwill	3,150,495,779	-	-	-	100,053,364	-	-	-	283,611,462	-	-	-	-	-	-	33,799,963	-	-	-	-	-	-	-	2,286,704,394	-	124,672,872	-	-	-	-
Intangible assets, net	1,297,229,941	-	-	-	107,214,973	-	-	-	258,748,232	-	-	-	-	34,513	-	47,435,521	-	-	-	-	-	-	-	814,227,623	-	-	29,704,522	-	-	675,229
Other assets, net	159,738,802	-	-	-	204	1,000,249	-	-	2,116,066	-	11,216,397	26,006,453	-	15,279,317	10,678,700	(747,696)	-	-	-	-	(86,867)	28,599,267	-	1,463,011	304,729	133,730	18,741,032	-	12,900	-
Total assets	**9,305,338,899**	**8,537**	**82,517,181**	**54,786**	**318,459,743**	**16,171,028**	**192,999**	**54,769,713**	**781,574,076**	**1,214,165,804**	**429,454,145**	**2,613,897,027**	**412,535,344**	**3,153,167,814**	**648,484,119**	**141,850,197**	**63,624,101**	**74,283,749**	**75,804,876**	**127,248,397**	**558,259,457**	**16,972,136,602**	**278,119,398**	**5,798,752,208**	**27,102,043**	**362,436,856**	**1,820,336,895**	**254,181,423**	**138,506,499**	**10,362,536**
Current liabilities:																														
Accounts payable and accrued liabilities	686,897,801	586,402	54,606,057	(0)	55,849,886	12,306,179	51,834	37,064,810	118,396,302	85,734,946	341,891,048	2,477,000,885	303,304,324	2,219,244,906	558,935,024	14,044,259	5,105,168	-	16,197	180,811	170,379,141	11,192,693,900	-	701,483,819	16,850,911	23,930,883	14,658,628	270,693	116,040,544	11,232,098
Section 31 fees payable	219,910	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	6,944,954	-	-	-	-	-	-	-	(723)	-	247,500	297,500	-	2,645,041	-	19,641	-	-	-	-	-	-	-	-	-	-	-	-	2	177,921
Margin deposits, clearing funds, and interoperability funds	1,618,209,810	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,165,284	-	-	-	-	-	-	-	-	-	1,617,044,527	-	-	-
Income taxes payable	50,128,366	-	-	-	0	2,418	874	-	(1)	(0)	-	-	-	-	-	-	-	-	-	-	-	49,686,980	-	-	1	-	(0)	-	419,235	-
Total current liabilities	**2,362,400,841**	**586,402**	**54,606,057**	**(0)**	**55,849,887**	**12,308,597**	**52,708**	**37,064,810**	**118,395,578**	**85,734,946**	**342,138,548**	**2,477,298,385**	**303,304,324**	**2,221,889,947**	**558,935,024**	**14,063,900**	**6,270,452**	**-**	**16,197**	**180,811**	**170,379,141**	**11,242,380,880**	**-**	**701,483,819**	**16,850,912**	**23,930,883**	**1,631,703,154**	**270,693**	**116,459,781**	**11,410,019**
Long-term debt	1,442,894,309	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,442,894,309	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	15,816,482	-	-	-	-	-	-	-	-	-	526,229	1,142,824	-	10,612,630	371,355	-	-	-	-	-	-	1,640,225	-	-	-	-	-	-	-	-
Deferred income taxes	185,338,696	-	-	-	8,659,916	-	-	-	65,984,629	9,973	(4,131,669)	(9,764,326)	-	(38,244,605)	(2,698,904)	4,418,168	-	-	-	-	-	(2,151,068)	-	216,263,901	-	-	3,639,784	(113,343,186)	-	-
Non-current operating lease liabilities	120,867,585	-	-	-	227,555	-	-	-	9,386,163	483,118	-	-	-	-	-	1,190,447	-	-	-	-	-	-	-	84,425,481	574,819	-	6,171,375	-	-	-
Other non-current liabilities	39,795,558	-	-	-	-	(0)	-	-	697,576	1,300,210	-	-	-	-	-	329,077	-	-	-	-	-	36,463,033	-	-	(0)	(0)	417,732	-	188,210	76,912
Total liabilities	**4,167,113,471**	**586,402**	**54,606,057**	**(0)**	**64,737,358**	**12,308,597**	**52,708**	**37,064,810**	**194,463,946**	**87,528,247**	**338,533,108**	**2,468,676,883**	**303,304,324**	**2,194,257,972**	**556,607,475**	**20,001,593**	**6,270,452**	**-**	**16,197**	**180,811**	**170,379,141**	**12,721,227,379**	**-**	**1,002,173,201**	**17,425,731**	**23,930,883**	**1,641,932,044**	**(113,072,493)**	**116,647,991**	**11,486,931**
Stockholders' equity:																														
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,654,764 and 104,647,739 shares issued and outstanding, respectively at December 31, 2025	981,378	-	-	-	-	-	-	-	15	-	1	1	-	10	10	19,084,038	-	-	-	-	-	1,046,548	-	968,551	-	-	-	-	132	132
Common stock in treasury, at cost, 7,025 shares at December 31, 2025	(1,592,056)	-	-	-	-	-	-	-	0	-	-	-	-	-	-	-	-	-	-	-	-	(1,592,056)	-	-	(0)	-	-	-	-	-
Additional paid-in capital	1,565,134,288	-	36,282	39,409	281,649,795	2,838,235	121,560	35,148,677	703,213,971	795,365,514	-	-	-	22,165,801	44,999,990	238,609,104	74,761,881	74,283,749	128,810,998	225,277,855	-	2,596,233,205	278,119,398	4,989,539,060	4,087,788	433,270,468	68,500,904	686,205,457	9,002,443	65,883
Retained earnings	3,543,630,050	(577,865)	27,874,842	(17,757)	(27,927,410)	2,320,075	17,982	(17,443,773)	(116,968,230)	331,272,043	90,921,036	145,220,143	109,231,021	936,746,051	46,876,644	(49,111,453)	(17,408,232)	-	(53,022,320)	(98,210,270)	387,880,317	1,654,863,929	-	(193,928,604)	5,413,929	27,969,299	(5,715,877)	(318,951,542)	14,732,330	(1,403,075)
Accumulated other comprehensive loss, net	30,071,768	-	-	33,134	-	(1,295,880)	749	-	864,374	-	-	-	-	(2,020)	-	(86,733,084)	-	-	-	-	-	357,598	-	-	174,595	(122,733,794)	115,619,825	-	(1,876,398)	212,665
Total stockholders' equity	**5,138,225,428**	**(577,865)**	**27,911,124**	**54,786**	**253,722,385**	**3,862,431**	**140,291**	**17,704,903**	**587,110,129**	**1,126,637,557**	**90,921,037**	**145,220,144**	**109,231,021**	**958,909,842**	**91,876,644**	**121,848,605**	**57,353,649**	**74,283,749**	**75,788,679**	**127,067,585**	**387,880,317**	**4,250,909,223**	**278,119,398**	**4,796,579,006**	**9,676,312**	**338,505,973**	**178,404,851**	**367,253,916**	**21,858,508**	**(1,124,395)**
Total liabilities and equity	**9,305,338,899**	**8,537**	**82,517,181**	**54,786**	**318,459,743**	**16,171,028**	**192,999**	**54,769,713**	**781,574,075**	**1,214,165,804**	**429,454,145**	**2,613,897,027**	**412,535,344**	**3,153,167,814**	**648,484,119**	**141,850,198**	**63,624,101**	**74,283,749**	**75,804,876**	**127,248,397**	**558,259,457**	**16,972,136,602**	**278,119,398**	**5,798,752,208**	**27,102,043**	**362,436,856**	**1,820,336,895**	**254,181,423**	**138,506,499**	**10,362,536**

	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company	CXA Cboe Australia Pty Ltd	CXAPH Cboe Asia Pacific Holdings Ltd.	CXAPTY Cboe Australia Services Pty, Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology	CXJ Cboe Japan Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HALLC Hanweck Associates, LLC	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	NEON NEO Connect Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	VEST Cboe Vest, LLC	Eliminations
Current assets:																														
Cash and cash equivalents	1,309,829	-	1,348,477	76,929	-	12,547,819	3,778,443	6,488,501	865,285	0	1,711,138	10,503,306	-	-	-	-	7,070,361	1,885,314	-	-	-	-	-	938,530	100	-	-	28,171,009	-	0
Financial investments	-	-	-	-	-	-	-	-	-	-	84,790	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	487,222	-	-
Accounts receivable, net of $6.8 allowance for credit losses at December 31, 2025	2,883,763	145,768,530	11,214,037	24,471,169	135,016,358	1,017,114	2,711,327	4,857,881	931,818	-	679,676	2,290,966	0	546,718,679	1,971,956,341	23,161,007	2,585,943	11,388,193	394,047,819	-	171,134,530	89,973	4,988,350	256,770	5,539,945	12,843,032	4,052,143	4,556,262	23,487,448	(21,077,220,993)
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(600,000)
Income taxes receivable	-	-	122,283	-	-	9,103	-	302,403	-	-	13,951	6,455	-	-	-	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	1,254,478	-	118,992	-	-	6,495,319	71,677	20,723	711	-	8,746	339,053	(0)	1,445,617	2,374,665	-	24,242	31,627	67,234	-	319,445	-	-	-	-	9,060	-	1,169,219	-	600,000
Total current assets	**5,448,070**	**145,768,530**	**12,803,789**	**24,548,098**	**135,016,358**	**20,069,355**	**6,561,448**	**11,669,508**	**1,797,814**	**0**	**2,498,301**	**13,139,779**	**0**	**548,164,295**	**1,974,331,006**	**23,161,008**	**9,680,546**	**13,305,134**	**394,115,054**	**-**	**171,453,974**	**89,973**	**4,988,350**	**1,195,300**	**5,540,045**	**12,852,092**	**4,052,143**	**34,383,712**	**23,487,448**	**(21,077,220,993)**
Investments	-	-	-	-	1,962,323,068	-	3,892,193	-	-	-	-	-	10,000,000	-	-	-	-	-	-	6,363,930	-	-	38,738,213	224,717	1,657,874,062	-	26,109,744	-	2,928,217	(13,782,359,213)
Property and equipment, net	-	-	336,990	(0)	-	2,308,625	33,436	134,587	-	-	185,356	-	-	-	-	-	33,322	-	120,617	-	(3,326)	-	-	(109,416)	-	-	-	-	-	(1,826)
Operating lease right of use assets	-	-	679,903	-	7,943,877	7,512,145	534,453	-	-	-	312,262	1,398,305	-	-	-	-	567,684	-	-	-	-	-	-	-	-	34,926	-	-	-	-
Goodwill	-	-	-	-	-	-	136,981,242	-	-	-	-	-	-	-	-	41,617,442	-	-	-	-	31,018,568	-	-	-	105,336,844	6,680,000	-	19,628	-	0
Intangible assets, net	-	-	712,723	-	-	29,794,717	-	-	-	-	-	(0)	-	-	-	5,532,154	-	976,543	-	-	3,493,757	-	-	-	-	354,663	-	-	-	(1,675,229)
Other assets, net	-	-	69,712	(0)	-	1,520	92,503	928,761	-	-	63,475	688,400	-	11,890,982	27,589,733	-	104,792	-	(120,617)	-	38,981	-	2,561,826	109,416	-	-	-	-	-	1,001,826
Total assets	**5,448,070**	**145,768,530**	**14,603,116**	**24,548,098**	**2,105,283,303**	**59,686,363**	**148,095,275**	**12,732,856**	**1,797,814**	**0**	**3,059,395**	**15,226,485**	**10,000,000**	**560,055,277**	**2,001,920,739**	**70,310,603**	**10,386,343**	**14,281,677**	**394,115,054**	**6,363,930**	**206,001,954**	**89,973**	**46,288,389**	**1,420,017**	**1,768,750,951**	**19,921,681**	**30,161,887**	**34,403,340**	**26,415,664**	**(34,860,255,436)**
Current liabilities:																														
Accounts payable and accrued liabilities	2,982,302	40,831,701	11,291,981	26,890,482	357,756,028	8,617,732	2,662,249	3,357,698	1,341,023	0	495,476	4,247,972	0	493,781,486	1,942,782,085	30,126,172	8,256,443	3,517,739	79,900,194	-	106,101,465	3,888,393	5,749,796	128,225	52,627,027	17,238,370	14,115,721	11,479,235	2,511,845	(21,077,640,694)
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	219,910	-	-
Deferred revenue	-	655,775	-	-	-	-	-	-	-	-	-	-	-	250,000	287,500	-	-	-	-	-	2,364,797	-	-	-	-	-	-	-	-	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	(0)	-	-	(1,076)	-	(0)	11,899	-	-	-	-	-	-	0	10	-	-	-	(0)	-	8,027	-	-	-	-	-	-	-
Total current liabilities	**2,982,302**	**41,487,476**	**11,291,981**	**26,890,482**	**357,756,028**	**8,616,655**	**2,662,249**	**3,357,698**	**1,352,922**	**0**	**495,476**	**4,247,972**	**0**	**494,031,486**	**1,943,069,585**	**30,126,172**	**8,256,453**	**3,517,739**	**79,900,194**	**-**	**108,466,262**	**3,888,393**	**5,757,822**	**128,225**	**52,627,027**	**17,238,370**	**14,115,721**	**11,699,144**	**2,511,845**	**(21,077,640,694)**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	9	9,994	-	-	-	-	-	-	-	-	472,422	640,944	-	-	-	-	-	-	18,324	-	-	232,151	-	-	149,375	-	-
Deferred income taxes	-	-	-	(22,659)	41,329,210	9,503,449	-	-	-	-	-	-	-	(3,881,582)	(4,596,589)	3,360,002	19,485	-	-	-	3,034,625	(116,508)	-	-	8,265,836	(499,340)	1,210,007	(909,853)	-	-
Non-current operating lease liabilities	-	-	502,809	-	10,206,647	6,257,368	273,264	-	-	-	221,834	594,883	-	-	-	-	351,821	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	(0)	-	-	163,326	16,730	-	-	-	101,099	8,871	-	-	-	-	34,963	-	-	-	-	-	-	(2,181)	-	-	-	-	-	-
Total liabilities	**2,982,302**	**41,487,476**	**11,794,790**	**26,867,832**	**409,301,879**	**24,540,799**	**2,952,243**	**3,357,698**	**1,352,922**	**0**	**818,408**	**4,851,727**	**0**	**490,622,326**	**1,939,113,940**	**33,486,174**	**8,662,723**	**3,517,739**	**79,900,194**	**-**	**111,500,887**	**3,790,209**	**5,757,822**	**126,044**	**61,125,014**	**16,739,030**	**15,325,728**	**10,938,666**	**2,511,845**	**(21,077,640,694)**
Stockholders' equity:																														
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,654,764 and 104,647,739 shares issued and outstanding, respectively at December 31, 2025	-	-	132	-	1	-	-	-	337,281	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	-	-	1	52,635	(20,508,112)
Common stock in treasury, at cost, 7,025 shares at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	13,687,074	2,296,078	1,351,427	61,419,915	2,056,799,002	52,300,688	149,107,663	92,396	647	1,047	-	59,171,247	31,014,813	-	10,000,000	56,065,466	724,042	6,363,930	1,891,363	(48,969,441)	11,139,610	(33,721,917)	46,651,343	1,165,570	1,660,870,078	5,451,303	21,000,000	6,968,161	29,839,256	(14,329,893,901)
Retained earnings	(11,221,307)	101,984,976	1,916,728	(63,739,649)	(360,817,579)	(5,038,070)	(8,412,714)	(106,207)	108,429	(192)	48,747	(41,662,772)	(21,014,813)	69,432,952	52,806,799	(19,241,037)	1,083,245	4,400,008	312,323,497	55,333,371	83,361,457	30,021,681	(4,316,016)	501,695	46,755,857	(2,268,652)	(6,163,841)	16,496,512	(5,988,072)	436,391,785
Accumulated other comprehensive loss, net	-	-	(459,961)	-	-	(12,117,054)	4,448,083	9,388,968	(1,465)	(854)	2,192,239	(7,133,717)	-	-	-	-	(83,667)	-	-	-	-	-	(1,804,760)	(373,293)	-	-	-	-	-	131,395,486
Total stockholders' equity	**2,465,767**	**104,281,054**	**2,808,326**	**(2,319,734)**	**1,695,981,424**	**35,145,564**	**145,143,032**	**9,375,158**	**444,893**	**(0)**	**2,240,986**	**10,374,758**	**10,000,000**	**69,432,952**	**62,806,799**	**36,824,430**	**1,723,620**	**10,763,938**	**314,214,860**	**6,363,930**	**94,501,067**	**(3,700,236)**	**40,530,567**	**1,293,973**	**1,707,625,937**	**3,182,651**	**14,836,159**	**23,464,674**	**23,903,819**	**(13,782,614,742)**
Total liabilities and equity	**5,448,070**	**145,768,530**	**14,603,116**	**24,548,098**	**2,105,283,303**	**59,686,363**	**148,095,275**	**12,732,856**	**1,797,814**	**0**	**3,059,395**	**15,226,485**	**10,000,000**	**560,055,277**	**2,001,920,739**	**70,310,603**	**10,386,343**	**14,281,677**	**394,115,054**	**6,363,930**	**206,001,954**	**89,973**	**46,288,389**	**1,420,017**	**1,768,750,951**	**19,921,681**	**30,161,887**	**34,403,340**	**26,415,664**	**(34,860,255,436)**

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2025
(unaudited)

Revenues:	Total	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited
Transaction and clearing fees	3,597,592,979	-	9,604,023	-	789,274	-	-	35,158,899	39,798,391	-
Access and capacity fees	408,779,386	-	439,371	-	48,874	-	-	241,740	22,516,945	-
Market data fees	326,600,135	-	-	-	-	-	-	360,824	7,005,431	-
Regulatory fees	285,385,461	-	-	-	-	-	-	532,778	-	-
Other revenue	95,847,940	-	566,967	-	289,474	4,955,973	140,262	-	91,181,776	-
Total revenue	**4,714,205,900**	**-**	**10,610,361**	**-**	**1,127,622**	**4,955,973**	**140,262**	**36,294,241**	**160,502,543**	**-**
Cost of revenues:										
Liquidity payments	1,709,703,047	-	-	-	-	-	-	-	8,352,324	-
Routing and clearing	80,338,962	-	344,960	-	-	-	-	5,948,269	598,059	-
Section 31 fees	238,707,833	-	-	-	-	-	-	531,026	-	-
Royalty fees and other cost of revenues	256,328,648	-	-	-	-	-	-	362	-	-
Total cost of revenues	**2,285,078,489**	**-**	**344,960**	**-**	**-**	**-**	**-**	**6,479,658**	**8,950,383**	**-**
Revenues less cost of revenues	**2,429,127,411**	**-**	**10,265,401**	**-**	**1,127,622**	**4,955,973**	**140,262**	**29,814,583**	**151,552,160**	**-**
Operating expenses:										
Compensation and benefits	500,753,811	10,219	6,021,050	-	650,938	3,045,081	-	11,723,117	34,379,794	-
Depreciation and amortization	122,380,097	-	92,150	-	9,847,300	23,073	-	188,755	17,280,108	53,618
Technology support services	107,572,268	-	1,003,484	-	203,248	76,836	-	3,801,305	11,708,512	-
Professional fees and outside services	91,528,042	-	1,151,606	1,404	251,294	1,163,569	135,704	4,275,365	2,184,911	137,052
Travel and promotional expenses	42,104,049	-	202,664	-	21,995	5,112	-	403,973	1,287,982	-
Facilities costs	26,112,811	-	189,288	-	20,431	80,079	-	369,109	2,254,747	230,305
Acquisition-related costs	332,157	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	46,717,122	-	-	-	-	-	-	-	-	-
Other expenses (income)	24,492,641	-	(8,644,389)	38	(2,993,339)	40,016	1,039	11,894,158	2,313,840	124,065
Total operating expenses	**961,992,998**	**10,219**	**15,853**	**1,442**	**8,001,868**	**4,433,767**	**136,743**	**32,655,780**	**71,409,894**	**545,041**
Operating income (loss)	**1,467,134,413**	**(10,219)**	**10,249,548**	**(1,442)**	**(6,874,246)**	**522,207**	**3,519**	**(2,841,197)**	**80,142,266**	**(545,041)**
Non-operating (expenses) income:										
Interest expense	(52,235,625)	-	-	-	-	-	-	-	23,110	(120,233)
Interest income	49,366,001	-	692,129	2,238	540,307	419	-	362,977	2,982,702	983,022
Earnings in investments	92,794,158	-	-	-	-	-	-	-	-	-
Other (expense) income, net	9,590,321	-	(221,536)	-	(75,381)	(172,221)	2	(64,771)	1,486,615	67,647,342
Total non-operating (expenses) income	**99,514,855**	**-**	**470,593**	**2,238**	**464,926**	**(171,802)**	**2**	**298,206**	**4,492,427**	**68,510,132**
Income (loss) before income tax provision (benefit):	**1,566,649,268**	**(10,219)**	**10,720,142**	**796**	**(6,409,320)**	**350,405**	**3,521**	**(2,542,991)**	**84,634,693**	**67,965,091**
Income tax provision (benefit)	466,589,271	-	2,296,056	2,206	(1,913,823)	(19,879)	(8,388)	-	21,167,401	(35,783)
Net income (loss)	**1,100,059,997**	**(10,219)**	**8,424,086**	**(1,409)**	**(4,495,497)**	**370,284**	**11,908**	**(2,542,991)**	**63,467,292**	**68,000,874**

Revenues:	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOECANINC Cboe Canada Inc.	CBOECLEARDIG Cboe Clear U.S., LLC	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC
Transaction and clearing fees	48,767,703	772,937,411	-	1,223,150,532	202,545,598	27,088,117	3,209	-	25,738	-
Access and capacity fees	29,527,207	61,520,858	-	117,525,518	35,406,366	3,189,310	-	-	-	-
Market data fees	11,169,273	55,531,795	-	32,913,423	4,310,914	13,722,901	-	-	-	-
Regulatory fees	13,637,940	94,496,498	-	66,016,111	6,576,774	-	-	-	1,000	-
Other revenue	-	5,050,834	-	3,184,457	-	3,299,205	158,665	-	-	-
Total revenue	**103,102,123**	**989,537,396**	**-**	**1,442,790,040**	**248,839,652**	**47,299,533**	**161,874**	**-**	**26,738**	**-**
Cost of revenues:										
Liquidity payments	27,591,938	717,285,923	-	10,376,238	147,626,040	14,648,323	67,500	-	595,000	-
Routing and clearing	-	-	-	2,000,429	-	10,250	-	-	-	-
Section 31 fees	13,028,960	91,901,050	-	29,831,661	3,306,968	-	-	-	-	-
Royalty fees and other cost of revenues	-	261,813	-	195,754,259	1,533,492	(2,271)	81,237	-	-	-
Total cost of revenues	**40,620,898**	**809,448,785**	**-**	**237,962,587**	**152,466,500**	**14,656,302**	**148,737**	**-**	**595,000**	**-**
Revenues less cost of revenues	**62,481,225**	**180,088,610**	**-**	**1,204,827,453**	**96,373,152**	**32,643,231**	**13,137**	**-**	**(568,262)**	**-**
Operating expenses:										
Compensation and benefits	4,092,394	44,571,984	-	110,639,561	16,726,516	10,120,882	8,521,972	-	1,844,297	-
Depreciation and amortization	363,353	4,241,176	-	11,608,096	1,681,485	4,737,305	-	-	75,267	-
Technology support services	934,678	9,067,654	-	20,437,010	3,128,968	2,769,237	1,186,615	-	349,888	-
Professional fees and outside services	2,099,510	13,010,712	-	39,628,048	6,058,960	5,718,391	1,410,607	-	334,955	-
Travel and promotional expenses	315,481	2,869,711	-	18,057,381	900,046	939,768	118,624	-	794	-
Facilities costs	209,383	2,464,365	-	6,776,435	1,081,323	439,153	-	-	-	-
Acquisition-related costs	-	-	-	-	-	293,145	14,407	-	4,629	-
Impairment of intangible assets	-	-	-	-	-	17,694,887	-	-	-	-
Other expenses (income)	230,272	2,341,274	-	6,135,190	889,705	672,719	45,366	-	15,787	2,145
Total operating expenses	**8,245,072**	**78,566,875**	**-**	**213,281,720**	**30,467,004**	**43,385,486**	**11,297,591**	**-**	**2,625,618**	**2,145**
Operating income (loss)	**54,236,153**	**101,521,736**	**-**	**991,545,734**	**65,906,148**	**(10,742,255)**	**(11,284,454)**	**-**	**(3,193,880)**	**(2,145)**
Non-operating (expenses) income:										
Interest expense	-	-	-	-	-	-	-	-	-	-
Interest income	-	37,012	-	-	44,403	1,126,169	2,032,581	-	263,885	437
Earnings in investments	-	-	84,205,522	-	-	-	-	-	-	-
Other (expense) income, net	-	-	-	(1,122,928)	-	(640,892)	(11,925)	-	(15,303)	10,629
Total non-operating (expenses) income	**-**	**37,012**	**84,205,522**	**(1,122,928)**	**44,403**	**485,277**	**2,020,656**	**-**	**248,582**	**11,065**
Income (loss) before income tax provision (benefit):	**54,236,153**	**101,558,748**	**84,205,522**	**990,422,806**	**65,950,551**	**(10,256,978)**	**(9,263,798)**	**-**	**(2,945,298)**	**8,920**
Income tax provision (benefit)	15,408,840	29,126,494	25,449,986	291,082,828	19,625,491	(2,853,432)	-	-	-	-
Net income (loss)	**38,827,313**	**72,432,254**	**58,755,536**	**699,339,978**	**46,325,060**	**(7,403,545)**	**(9,263,798)**	**-**	**(2,945,298)**	**8,920**

Revenues:	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV
Transaction and clearing fees	102,924,437	-	-	-	-	-	62,933,465	-	99,052,737	-
Access and capacity fees	22,690,186	-	-	(4,595)	-	-	3,731,804	-	10,928,638	-
Market data fees	9,868,092	(18,100)	-	(120,639)	-	-	-	-	15,219,983	445,919
Regulatory fees	67,500	-	-	-	-	-	-	-	-	-
Other revenue	-	10,244,306	-	-	23,912,556	2,847,623	64,777,766	-	13,532,108	1,130,718
Total revenue	**135,550,215**	**10,226,206**	**-**	**(125,234)**	**23,912,556**	**2,847,623**	**131,443,036**	**-**	**138,733,466**	**1,576,637**
Cost of revenues:										
Liquidity payments	5,031,739	-	-	-	-	-	-	-	32,581,320	-
Routing and clearing	-	-	-	-	-	-	20,374,188	-	1,103,159	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	3,926,542	-	-	-	-	-	41,978,151	-	-	-
Total cost of revenues	**8,958,281**	**-**	**-**	**-**	**-**	**-**	**62,352,339**	**-**	**33,684,479**	**-**
Revenues less cost of revenues	**126,591,933**	**10,226,206**	**-**	**(125,234)**	**23,912,556**	**2,847,623**	**69,090,697**	**-**	**105,048,987**	**1,576,637**
Operating expenses:										
Compensation and benefits	22,850,039	3,748,993	-	(123,452)	18,506,259	2,650,604	25,924,672	-	9,280,772	-
Depreciation and amortization	2,249,311	5,625,088	-	40,236,667	620,584	7,585	7,549,613	-	49,086	-
Technology support services	3,592,593	4,093,392	-	-	876,198	377	11,298,376	-	1,214,679	503,694
Professional fees and outside services	4,213,268	14,853,011	-	-	745,776	11,199	16,008,870	-	85,327,489	614,288
Travel and promotional expenses	3,512,986	485,918	-	152	704,121	26,511	715,597	-	1,383,737	4,236
Facilities costs	1,030,921	561,742	-	-	964,260	-	1,566,754	-	520,140	-
Acquisition-related costs	(67,633)	38,050	-	-	-	49,559	-	-	-	-
Impairment of intangible assets	-	2,652,760	-	-	-	-	5,607,113	-	-	-
Other expenses (income)	1,115,670	563,749	-	1,574	134,566	2,253	1,045,161	-	748,893	(12,609)
Total operating expenses	**38,497,155**	**32,622,702**	**-**	**40,114,940**	**22,551,763**	**2,748,087**	**69,716,158**	**-**	**98,524,797**	**1,109,609**
Operating income (loss)	**88,094,779**	**(22,396,497)**	**-**	**(40,240,174)**	**1,360,793**	**99,535**	**(625,460)**	**-**	**6,524,190**	**467,028**
Non-operating (expenses) income:										
Interest expense	-	(43,774,445)	-	-	-	-	(8,534,571)	-	(30)	-
Interest income	121,373	37,251,480	-	-	-	-	(2,699)	-	429,607	-
Earnings in investments	-	2,635,366	-	-	-	-	-	-	-	-
Other (expense) income, net	-	1,000,183,214	-	203,030,303	167,689	7,088,389	430,266	-	(373,576)	107,896
Total non-operating (expenses) income	**121,373**	**996,295,614**	**-**	**203,030,303**	**167,689**	**7,088,389**	**(8,107,004)**	**-**	**56,001**	**107,896**
Income (loss) before income tax provision (benefit):	**88,216,151**	**973,899,117**	**-**	**162,790,129**	**1,528,482**	**7,187,924**	**(8,732,464)**	**-**	**6,580,191**	**574,923**
Income tax provision (benefit)	-	18,791,808	-	6,971,866	(28,099)	160,202	(221,167)	(13,212,738)	2,088,595	-
Net income (loss)	**88,216,151**	**955,107,309**	**-**	**155,818,263**	**1,556,581**	**7,027,722**	**(8,511,297)**	**13,212,738**	**4,491,596**	**574,923**

Revenues:	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company	CXA Cboe Australia Pty Ltd	CXAPH Cboe Asia Pacific Holdings Ltd.	CXAPTY Cboe Australia Services Pty, Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd
Transaction and clearing fees	238,628	-	-	-	-	2,878,832	-	-	-	-
Access and capacity fees	-	16,500	-	-	-	6,547,080	-	-	-	-
Market data fees	-	54,113,273	20,585	-	-	19,010,706	-	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-
Other revenue	-	-	1,310,319	94,433	-	703,257	3,163,520	15,893,308	479,801	-
Total revenue	**238,628**	**54,129,773**	**1,330,904**	**94,433**	**-**	**29,139,875**	**3,163,520**	**15,893,308**	**479,801**	**-**
Cost of revenues:										
Liquidity payments	-	-	-	-	-	7,990	-	-	-	-
Routing and clearing	150,876	-	-	-	-	26,556	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	12,788,060	-	-	-	44,775	-	-	-	-
Total cost of revenues	**150,876**	**12,788,060**	**-**	**-**	**-**	**79,321**	**-**	**-**	**-**	**-**
Revenues less cost of revenues	**87,752**	**41,341,713**	**1,330,904**	**94,433**	**-**	**29,060,554**	**3,163,520**	**15,893,308**	**479,801**	**-**
Operating expenses:										
Compensation and benefits	1,423,064	842,854	1,836,073	-	52,446,504	5,676,429	2,115,264	12,840,016	-	-
Depreciation and amortization	-	-	294,766	-	-	4,144,951	687	52,312	-	-
Technology support services	250,991	53,715	348,568	-	-	2,771,010	52,132	431,439	-	-
Professional fees and outside services	439,906	88,526	41,353	-	594	15,903,681	341,673	190,164	430,166	743
Travel and promotional expenses	36,007	382	15,143	-	(130)	810,807	101,361	111,330	-	-
Facilities costs	29,455	-	130,200	(215,280)	(13,882)	1,266,197	356,905	-	-	-
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	54,236	-	16,497	0	22,411	(749,407)	81,502	1,369,992	163	(645)
Total operating expenses	**2,233,658**	**985,477**	**2,682,601**	**(215,280)**	**52,455,497**	**29,823,669**	**3,049,523**	**14,995,252**	**430,329**	**98**
Operating income (loss)	**(2,145,907)**	**40,356,236**	**(1,351,697)**	**309,713**	**(52,455,497)**	**(763,115)**	**113,997**	**898,057**	**49,472**	**(98)**
Non-operating (expenses) income:										
Interest expense	-	-	(1,154)	-	(2,798)	-	-	-	-	-
Interest income	107,245	-	-	1,009,118	89	557,046	13	214,963	-	218
Earnings in investments	-	-	930,839	-	-	-	-	-	-	-
Other (expense) income, net	-	(38,474)	351,736	-	128,002,080	18,106	293,330	18,251	(383)	468
Total non-operating (expenses) income	**107,245**	**(38,474)**	**1,281,421**	**1,009,118**	**127,999,370**	**575,152**	**293,343**	**233,214**	**(383)**	**686**
Income (loss) before income tax provision (benefit):	**(2,038,661)**	**40,317,762**	**(70,276)**	**1,318,831**	**75,543,873**	**(187,963)**	**407,340**	**1,131,270**	**49,089**	**588**
Income tax provision (benefit)	-	10,744,267	(423,828)	255,357	7,977,143	44,603	-	287,046	11,804	-
Net income (loss)	**(2,038,661)**	**29,573,495**	**353,553**	**1,063,474**	**67,566,730**	**(232,566)**	**407,340**	**844,225**	**37,285**	**588**

Revenues:	CXGTP Chi-X Global Technology	CXJ Cboe Japan Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HALLC Hanweck Associates, LLC	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC
Transaction and clearing fees	-	5,235,348	-	69,241,406	749,852,580	-	-	11,951,625	67,757,225	-
Access and capacity fees	-	2,236,813	-	29,222,842	51,475,759	-	-	-	11,072,328	-
Market data fees	-	1,309,659	-	12,670,923	50,163,509	-	-	24,000	1,560,051	-
Regulatory fees	-	-	-	11,190,446	92,866,414	-	-	-	-	-
Other revenue	2,386,903	719,405	-	19,592	169,000	-	3,694,453	5,852	1,135,488	-
Total revenue	**2,386,903**	**9,501,225**	**-**	**122,345,209**	**944,527,262**	**-**	**3,694,453**	**11,981,477**	**81,525,092**	**-**
Cost of revenues:										
Liquidity payments	-	-	-	61,010,346	684,535,296	-	-	-	-	-
Routing and clearing	-	-	-	-	1,070,486	-	-	-	1,723,072	-
Section 31 fees	-	-	-	10,310,134	89,798,034	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	-	-	-	-	864,063	-
Total cost of revenues	**-**	**-**	**-**	**71,320,480**	**775,403,816**	**-**	**-**	**-**	**2,587,135**	**-**
Revenues less cost of revenues	**2,386,903**	**9,501,225**	**-**	**51,024,729**	**169,123,446**	**-**	**3,694,453**	**11,981,477**	**78,937,957**	**-**
Operating expenses:										
Compensation and benefits	1,646,044	6,855,921	-	4,147,206	66,146,097	-	3,195,243	1,369,067	1,323	-
Depreciation and amortization	96,642	2,345,865	-	373,552	6,291,899	1,077,692	65,971	-	-	-
Technology support services	118,967	3,106,491	-	1,030,510	12,783,245	82,067	114,796	142,902	374,361	-
Professional fees and outside services	101,414	2,559,478	-	2,059,508	16,463,108	3,312,841	94,243	1,066,299	8,273,873	-
Travel and promotional expenses	42,901	87,417	-	330,590	4,190,331	-	164,498	20,479	147,585	-
Facilities costs	192,017	603,428	-	208,945	3,681,369	-	230,143	11,782	-	-
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	20,762,362	-	-	-	-	-	-	-	-
Other expenses (income)	147,493	1,709,280	-	234,735	3,465,583	-	57,227	25,742	43,431	(0)
Total operating expenses	**2,345,477**	**38,030,242**	**-**	**8,385,046**	**113,021,633**	**4,472,600**	**3,922,121**	**2,636,273**	**8,840,573**	**(0)**
Operating income (loss)	**41,425**	**(28,529,017)**	**-**	**42,639,683**	**56,101,813**	**(4,472,600)**	**(227,668)**	**9,345,204**	**70,097,384**	**0**
Non-operating (expenses) income:										
Interest expense	-	(982)	-	-	-	-	-	-	-	-
Interest income	691	-	-	-	41,662	-	-	60,253	-	-
Earnings in investments	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	26,303	43,922	75,000,000	-	-	(185,282)	317,884	8,281	(200,811)	8,000,000
Total non-operating (expenses) income	**26,994**	**42,939**	**75,000,000**	**-**	**41,662**	**(185,282)**	**317,884**	**68,533**	**(200,811)**	**8,000,000**
Income (loss) before income tax provision (benefit):	**68,419**	**(28,486,077)**	**75,000,000**	**42,639,683**	**56,143,476**	**(4,657,882)**	**90,216**	**9,413,737**	**69,896,573**	**8,000,000**
Income tax provision (benefit)	19,667	(4,592,627)	-	11,904,930	15,957,922	(1,101,764)	42,933	-	-	-
Net income (loss)	**48,752**	**(23,893,450)**	**75,000,000**	**30,734,753**	**40,185,554**	**(3,556,118)**	**47,283**	**9,413,737**	**69,896,573**	**8,000,000**

Revenues:	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	NEON NEO Connect Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	VEST Cboe Vest, LLC	Eliminations
Transaction and clearing fees	-	-	-	-	-	-	-	70,441,770	-	(4,783,967)
Access and capacity fees	1,579,715	-	-	-	-	-	-	-	-	(1,133,871)
Market data fees	38,785,741	-	-	-	-	-	-	-	-	(1,468,128)
Regulatory fees	-	-	-	-	-	-	-	-	-	-
Other revenue	2,510,687	-	-	310,747	-	-	-	-	-	(162,021,518)
Total revenue	**42,876,143**	**-**	**-**	**310,747**	**-**	**-**	**-**	**70,441,770**	**-**	**(169,407,483)**
Cost of revenues:										
Liquidity payments	-	-	-	-	-	-	-	-	-	(6,929)
Routing and clearing	-	-	-	-	-	-	-	50,662,442	-	(3,673,784)
Section 31 fees	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	5,363	-	-	-	-	-	-	190,530	-	(1,097,729)
Total cost of revenues	**5,363**	**-**	**-**	**-**	**-**	**-**	**-**	**50,852,972**	**-**	**(4,778,443)**
Revenues less cost of revenues	**42,870,780**	**-**	**-**	**310,747**	**-**	**-**	**-**	**19,588,797**	**-**	**(164,629,041)**
Operating expenses:										
Compensation and benefits	-	-	-	-	-	-	-	5,027,016	-	-
Depreciation and amortization	1,011,816	-	-	-	-	94,327	-	-	-	-
Technology support services	9,023,698	-	-	-	-	26,710	-	4,117,722	-	(3,503,803)
Professional fees and outside services	648,497	-	14,460	10,960	-	-	-	1,692,260	-	(161,541,696)
Travel and promotional expenses	2,685,215	-	-	-	-	-	-	1,403,344	-	-
Facilities costs	8,362	-	-	-	-	104,678	-	759,043	-	1,014
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	398,687	-	(5,525)	16,805	-	595	-	936,697	-	-
Total operating expenses	**13,776,276**	**-**	**8,935**	**27,764**	**-**	**226,310**	**-**	**13,936,082**	**-**	**(165,044,485)**
Operating income (loss)	**29,094,504**	**-**	**(8,935)**	**282,983**	**-**	**(226,310)**	**-**	**5,652,715**	**-**	**415,445**
Non-operating (expenses) income:										
Interest expense	-	-	55,247	-	-	-	-	-	-	120,233
Interest income	-	-	-	-	120,233	-	-	506,660	-	(120,233)
Earnings in investments	-	-	-	-	-	-	5,022,430	-	-	-
Other (expense) income, net	1,627	-	-	1,632	-	-	-	-	9,424,112	(1,488,946,272)
Total non-operating (expenses) income	**1,627**	**-**	**55,247**	**1,632**	**120,233**	**-**	**5,022,430**	**506,660**	**9,424,112**	**(1,488,946,272)**
Income (loss) before income tax provision (benefit):	**29,096,131**	**-**	**46,312**	**284,615**	**120,233**	**(226,310)**	**5,022,430**	**6,159,375**	**9,424,112**	**(1,488,530,827)**
Income tax provision (benefit)	8,291,259	3,630	(52,122)	-	(864,373)	(134,497)	1,200,656	1,831,089	1,307,713	-
Net income (loss)	**20,804,872**	**(3,630)**	**98,434**	**284,615**	**984,606**	**(91,813)**	**3,821,774**	**4,328,286**	**8,116,399**	**(1,488,530,827)**

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2025

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	136,151
Receivables from affiliates, net		788,207
Other receivables		5,790
Total current assets		930,148
Investments		333
Data processing software, net of accumulated amortization of $57,959		295
Goodwill and intangibles, net		35
Deferred income taxes, net		38,242
Notes receivable, net		14,985
Total assets	$	984,038
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	78,030
Payables to affiliates, net		324,377
Deferred revenue		2,645
Current portion of unrecognized tax benefits		157,989
Total current liabilities		563,041
Unrecognized tax benefits		10,613
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		26,967
Retained earnings		383,417
Total stockholder's equity		410,384
Total liabilities and stockholder's equity	$	984,038

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(in thousands)

Revenues:	
Transaction fees	$ 1,233,733
Access and capacity fees	117,526
Market data fees	32,913
Regulatory fees	66,032
Other revenue	3,184
Total revenues	1,453,388
Cost of revenues:	
Liquidity payments	10,376
Routing and clearing	12,583
Regulatory fees	29,848
Royalty fees	195,754
Total cost of revenues	248,561
Revenues less cost of revenues	1,204,827
Operating expenses:	
Compensation and benefits	110,640
Management fee	17,039
Depreciation and amortization	488
Technology support services	20,437
Professional fees and outside services	40,859
Travel and promotional expenses	18,057
Facilities costs	6,776
Other expenses	217
Total operating expenses	214,513
Operating income	990,314
Non-operating expense:	
Other expense	1,123
Income before income tax provision	989,191
Income tax provision	291,129
Net income	$ 698,062

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(in thousands)

	Common Stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ —	$ 26,967	$ 335,355	$ 362,322
Dividend to Parent	—	—	(650,000)	(650,000)
Net income	—	—	698,062	698,062
Balance at December 31, 2025	$ —	$ 26,967	$ 383,417	$ 410,384

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(in thousands)

Cash flows from operating activities:		
Net income	$	698,062
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		488
Deferred income tax benefit		(5,726)
Changes in assets and liabilities:		
Accounts receivable		(32,240)
Receivables from affiliates, net		(340,150)
Other receivables		26,985
Accounts payable and accrued liabilities		15,276
Section 31 fees payable		(22,617)
Payables to affiliates, net		289,670
Deferred revenue		217
Unrecognized tax benefits		20,035
Net cash provided by operating activities		650,000
Cash flows used in financing activities:		
Dividend to Parent		(650,000)
Net cash used in financing activities		(650,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	246,214

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe Exchange, Inc. (“the Company” or “Cboe Options”), a wholly-owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is a market for the trading of exclusive options on various market indices (“index options”), as well as on non-exclusive “multi-listed” options, such as options on the stocks of individual corporations (“equity options”) and options on other exchange-traded products (“ETP options”), such as exchange-traded funds (“ETF options”), exchange-traded notes (“ETN options”), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent the Company's investment in OCC, which is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held. The Company shares equal investment with four other stockholder exchanges, and therefore cannot exercise significant influence over the OCC.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software, generally are five years or less for other assets, and seven years for software related to the Company's migration onto the Parent's technology.

(h) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes within the statement of income.

(i) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis.

(in thousands, unless otherwise noted)

Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Proprietary market data also includes revenue from various licensing agreements. Both types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue is a single performance obligation primarily earned through the administration of the day-to-day business functions of the OPRA Securities Information Processor ("SIP"). The administrative fee was last renewed in 2025 for a period of two years and is subject to an increase of the lesser of (a) 5 percent or (b) the cost-of-living adjustment for social security recipients each year. The revenue is recognized quarterly when the performance obligations above are met.

(3) Investments

Cboe holds a 20% investment in OCC, which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2025. Under OCC's current capital management policy, which was approved by the SEC on September 30, 2024, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders have any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have

(in thousands, unless otherwise noted)

the right to receive dividends from OCC under such policy. The Company's investment in OCC as of December 31, 2025 is $333 thousand.

(4) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 10 ("Commitments and Contingencies") for more information. As of December 31, 2025, the notes receivable, net balance was $15.0 million. In 2025, the Company reclassified $2.2 million to the current portion of notes receivable within other receivables within the statement of financial condition.

(in thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 3,939	$ —	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm’s length basis.

The following table presents the Company’s allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 110,640
Management fee	17,039
Technology support services	20,417
Professional fees and outside services	28,637
Travel and promotional expenses	5,255
Facilities costs	6,530
	$ 188,518

(in thousands, unless otherwise noted)

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:		
Transaction fees	$	2,181
Access and capacity fees		133
	$	2,314
Cost of Revenues:		
Routing and clearing fees	$	10,583
Regulatory fees		16
Liquidity payments		1
	$	10,600

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of various option products in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 10% of its total revenues from a single customer in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(in thousands, unless otherwise noted)

(7) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Royalties	$	54,441
Marketing fee payable		10,395
Accounts payable		8,036
Accrued liabilities		5,158
	$	78,030

(8) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Liquidity provider sliding scale	$ 2,400	$ 7,200	$ (7,195)	$ 2,405
Other, net	28	725	(513)	240
Total deferred revenue	$ 2,428	$ 7,925	$ (7,708)	$ 2,645

(in thousands, unless otherwise noted)

(9) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:	
Unrecognized tax benefits	$ 38,468
Allowance for credit losses	330
Investments	236
Subtotal	39,034
Valuation allowance	(236)
Total deferred tax assets	$ 38,798
Deferred tax liabilities:	
Property and equipment, net	$ (89)
Prepaid expenses	(467)
Total deferred tax liabilities	(556)
Net deferred tax assets	$ 38,242

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.2 million was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:	
Federal	$ 189,233
State	107,622
Total current tax expense	296,855
Deferred income tax benefit:	
Federal	(4,103)
State	(1,623)
Total deferred income tax benefit	(5,726)
Income tax provision	$ 291,129

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$ 194,150
State	52,064
Total cash paid for income taxes, net	$ 246,214

(in thousands, unless otherwise noted)

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	27,054
Others		25,010
	$	52,064

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	207,730	21.0 %
Increase (decrease) in income tax resulting from:			
Impact of federal, state, and local tax law and rate changes, net (1)		68,866	7.0 %
Effect of changes in tax laws or rates		(756)	(0.1)%
Changes in unrecognized tax benefits		15,305	1.5 %
Valuation allowance		(489)	0.0 %
Other adjustments		473	0.0 %
Income tax provision	$	291,129	29.4 %

(1) Illinois, New York, and New York City taxes make up the majority (greater than 50 percent) of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at December 31, 2024	$	113,121
Gross increases on unrecognized tax benefits in current period		1,768
Gross increases on unrecognized tax benefits in prior period		10,347
Gross decreases on unrecognized tax benefits in prior period		(5,510)
Settlement with taxing authorities		(431)
Balance at December 31, 2025	$	119,295

As of December 31, 2025, the Company had $94.2 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months.

The Company had accrued interest and penalties of $49.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties decreased by $13.9 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $276.8 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these

(in thousands, unless otherwise noted)

examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(10) Commitments and Contingencies

Legal Proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the consolidated financial statements to not be misleading. The Company does not record liabilities when the likelihood of the liability being incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company’s assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections, or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs’ motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC’s assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review (“PFR”) of the SEC’s May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT (“CAT RFQ Exemptive Order”) in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities

(in thousands, unless otherwise noted)

exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

Contractual Obligations

The Company has contractual obligations related to licensing agreements with various licensors, some of which included fixed fees and/or variable fees calculated using agreed upon contracted rates and reported cleared volumes. Certain licensing agreements contain annual minimum fee requirements that total $7.0 million each year for the next five years.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 11 ("Subsequent Events").

(11) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $147.4 million. The Company had reserved $154.8 million for uncertain tax positions associated with this resolution.

(in thousands, unless otherwise noted)

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model ("2026 Revised CAT Funding Model Order"). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to each of the buyer, seller and market regulator in transactions reportable to the CAT ("executed equivalent shares"). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2025.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe BZX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BZX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	55,196
Receivables from affiliates, net		66,816
Other receivables		2,606
Prepaid expenses		100
Total current assets		124,718
Deferred income taxes, net		9,764
Notes receivable, net		26,006
Total assets	$	160,488
Liabilities and Stockholder’s Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	29,044
Payables to affiliates, net		39,535
Deferred revenue		298
Current portion of unrecognized tax benefits		37,393
Total current liabilities		106,270
Unrecognized tax benefits		1,143
Stockholder's equity:		
Retained earnings		53,075
Total stockholder's equity		53,075
Total liabilities and stockholder's equity	$	160,488

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(In thousands)

Revenue:	
Transaction fees	$ 796,886
Access and capacity fees	61,521
Market data fees	55,532
Regulatory fees	96,172
Other revenue	5,051
Total revenues	1,015,162
Cost of revenues:	
Liquidity payments	717,286
Routing and clearing	23,949
Regulatory fees	93,576
Royalty fees	262
Total cost of revenues	835,073
Revenues less cost of revenues	180,089
Operating expenses:	
Compensation and benefits	44,572
Management fee	6,564
Technology support services	9,068
Professional fees and outside services	13,011
Travel and promotional expenses	2,870
Facilities costs	2,464
Other expenses	18
Total operating expenses	78,567
Operating income	101,522
Non-operating income:	
Interest income	37
Income before income tax provision	101,559
Income tax provision	29,127
Net income	$ 72,432

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 60,643	$ 60,643
Dividend to Parent	(80,000)	(80,000)
Net income	72,432	72,432
Balance at December 31, 2025	$ 53,075	$ 53,075

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2025

(In thousands)

Cash flows from operating activities:		
Net income	$	72,432
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(781)
Changes in assets and liabilities:		
Accounts receivable		20,900
Receivables from affiliates, net		9,726
Other receivables		14,010
Prepaid expenses		(100)
Accounts payable and accrued liabilities		1,216
Section 31 fees payable		(67,894)
Payables to affiliates, net		29,032
Deferred revenue		(7)
Unrecognized tax benefits		1,466
Net cash provided by operating activities		80,000
Cash flows used in financing activities:		
Dividend to Parent		(80,000)
Net cash used in financing activities		(80,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Cash paid for income taxes to Parent, net	$	27,338

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. (“the Company” or “BZX”), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products (“ETPs”) and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and The Options Clearing Corporation (“OCC”), the Company’s share of distributable revenue receivable from Options Price Reporting Authority (“OPRA”), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the

(In thousands, unless otherwise noted)

related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee (“ORF”) which supports the Company’s regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue consists of listings fees and listing application fees revenue, and is recognized when received.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 (“Commitments and Contingencies”) for more information. As of December 31, 2025, the long-term notes receivable, net balance was $26.0 million. In 2025, the Company reclassified $3.9 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

(In thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 7,976	$ —	$ —	$ —	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Accounts payable	$ 28,966
Accrued liabilities	78
	$ 29,044

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 44,572
Management fee	6,564
Technology support services	7,980
Professional fees and outside services	6,118
Travel and promotional expenses	2,870
Facilities costs	2,464
	$ 70,568

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:	
Transaction fees	$ 1,865
Access and capacity fees	831
Market data fees	456
	$ 3,152
Cost of revenues:	
Routing and clearing fees	$ 23,949
Regulatory fees	1,675
	$ 25,624

(In thousands, unless otherwise noted)

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities and listed equity options in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 38% of its total revenues from its largest three customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 305	$ 4,632	$ (4,639)	$ 298
Total deferred revenue	$ 305	$ 4,632	$ (4,639)	$ 298

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:	
Unrecognized tax benefits	$ 9,118
Allowance for credit losses	612
Investments	92
Other	62
Subtotal	9,884
Valuation allowance	(92)
Total deferred tax assets	$ 9,792
Deferred tax liabilities:	
Prepaid expenses	$ (28)
Total deferred tax liabilities	(28)
Net deferred tax asset	$ 9,764

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.1 million was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	18,986
State		10,922
Total current tax expense		29,908
Deferred income tax benefit		
Federal		(264)
State		(517)
Total deferred income tax benefit		(781)
Income tax provision	$	29,127

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$	20,731
State		6,607
Total cash paid for income taxes, net	$	27,338

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	3,261
Others		3,346
	$	6,607

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	21,327	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		7,453	7.4 %
Changes in tax laws or rates		(357)	(0.4)%
Cross-border tax laws		(388)	(0.4)%
Changes in unrecognized tax benefits		1,006	1.0 %
Valuation allowances		(18)	— %
Other		104	0.1 %
Income tax provision	$	29,127	28.7 %

(1) Illinois, New York, and New York City taxes make up the majority of this category.

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	24,359
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		501
Gross decreases on unrecognized tax benefits in prior period		(1,643)
Settlement with taxing authorities		(40)
Balance at December 31, 2025	$	23,177

As of December 31, 2025, the Company had $18.3 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $15.4 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $2.6 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $28.5 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency

(In thousands, unless otherwise noted)

action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

(In thousands, unless otherwise noted)

See also Note 10 ("Subsequent Events").

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $35.5 million. The Company had reserved $37.4 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model ("2026 Revised CAT Funding Model Order"). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT ("executed equivalent shares"). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe BYX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BYX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	6,426
Receivables from affiliates, net		50,343
Other receivables		1,419
Prepaid expenses		19
Total current assets		58,207
Deferred income taxes		4,132
Notes receivable, net		11,216
Total assets	$	73,555
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable		737
Payables to affiliates, net		16,330
Deferred revenue		248
Current portion of unrecognized tax benefits		16,026
Total current liabilities		33,341
Unrecognized tax benefits		526
Stockholder's equity:		
Retained earnings		39,688
Total stockholder's equity		39,688
Total liabilities and stockholder's equity	$	73,555

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Income

Year ended December 31, 2025

(In thousands)

Revenue:		
Transaction fees	$	54,300
Access and capacity fees		29,527
Market data fees		11,169
Regulatory fees		14,216
Total revenues		109,212
Cost of revenues:		
Liquidity payments		27,592
Routing and clearing		5,532
Regulatory fees		13,607
Total cost of revenues		46,731
Revenues less cost of revenues		62,481
Operating expenses:		
Compensation and benefits		4,092
Management fee		576
Technology support services		935
Professional fees and outside services		2,100
Travel and promotional expenses		315
Facilities costs		209
Other expenses		18
Total operating expenses		8,245
Income before income tax provision		54,236
Income tax provision		15,409
Net income	$	38,827

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 40,861	$ 40,861
Dividend to Parent	(40,000)	(40,000)
Net income	38,827	38,827
Balance at December 31, 2025	$ 39,688	$ 39,688

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2025

(In thousands)

Cash flows from operating activities:		
Net income	$	38,827
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(355)
Changes in assets and liabilities:		
Accounts receivable		3,383
Receivables from affiliates, net		(13,958)
Other receivables		5,260
Prepaid expenses		(19)
Accounts payable		(178)
Section 31 fees payable		(8,690)
Payables to affiliates, net		14,990
Deferred revenue		(7)
Unrecognized tax benefits		747
Net cash provided by operating activities		40,000
Cash flows used in financing activities:		
Dividend to Parent		(40,000)
Net cash used in financing activities		(40,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Cash paid for income taxes to Parent, net	$	12,581

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. (“the Company” or “BYX”), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(In thousands, unless otherwise noted)

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 8 ("Commitments and Contingencies") for more information. As of December 31, 2025, the long-term notes receivable, net balance was $11.2 million. In 2025, the Company reclassified $2.3 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

(In thousands, unless otherwise noted)

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 4,092
Management fee	576
Technology support services	662
Professional fees and outside services	499
Travel and promotional expenses	315
Facilities costs	209
	$ 6,353

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:	
Transaction fees	$ 194
Access and capacity fees	140
	$ 334
Cost of Revenues:	
Routing and clearing fees	$ 5,532
Regulatory fees	578
	$ 6,110

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 10% of its total revenues from a single customer in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 255	$ 254	$ (261)	$ 248
Total deferred revenue	$ 255	$ 254	$ (261)	$ 248

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(In thousands, unless otherwise noted)

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:		
Unrecognized tax benefits	$	3,865
Allowance for credit losses		272
Total deferred tax assets	$	4,137
Deferred tax liabilities:		
Prepaid expenses	$	(5)
Total deferred tax liabilities		(5)
Net deferred tax asset	$	4,132

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	10,318
State		5,446
Total current tax expense		15,764
Deferred income tax benefit		
Federal		(146)
State		(209)
Total deferred income tax benefit		(355)
Income tax provision	$	15,409

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal		9,872
State		2,709
Total cash paid for income taxes, net	$	12,581

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,474
Others		1,235
	$	2,709

(In thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	11,390	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		3,706	6.9 %
Changes in tax laws or rates		(137)	(0.3)%
Cross-border tax laws		(86)	(0.2)%
Changes in unrecognized tax benefits		524	1.0 %
Other		12	0.0 %
Income tax provision	$	15,409	28.4 %

(1) Illinois, New York, and New York City taxes make up the majority of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	10,685
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		225
Gross decreases on unrecognized tax benefits in prior period		(657)
Settlement with taxing authorities		(13)
Balance at December 31, 2025	$	10,240

As of December 31, 2025, the Company had $8.1 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $6.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $1.2 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $15.0 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(8) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is

(In thousands, unless otherwise noted)

believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

(In thousands, unless otherwise noted)

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 9 ("Subsequent Events").

(9) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $15.2 million. The Company had reserved $16.0 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model ("2026 Revised CAT Funding Model Order"). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT ("executed equivalent shares"). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents

KPMG

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe EDGA Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGA Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	5,208
Receivables from affiliates, net		40,505
Other receivables		1,419
Prepaid expenses		27
Total current assets		47,159
Deferred income taxes		3,882
Notes receivable, net		11,891
Total assets	$	62,932
Liabilities and Stockholder’s Equity		
Current liabilities:		
Accounts payable	$	1,614
Payables to affiliates, net		13,101
Deferred revenue		250
Current portion of unrecognized tax benefits		14,903
Total current liabilities		29,868
Unrecognized tax benefits		472
Stockholder's equity:		
Retained earnings		32,592
Total stockholder's equity		32,592
Total liabilities and stockholder's equity	$	62,932

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(In thousands)

Revenue:		
Transaction fees	$	73,946
Access and capacity fees		29,223
Market data fees		12,671
Regulatory fees		11,544
Other revenue		20
Total revenues		127,404
Cost of revenues:		
Liquidity payments		61,010
Routing and clearing		4,706
Regulatory fees		10,663
Total cost of revenues		76,379
Revenues less cost of revenues		51,025
Operating expenses:		
Compensation and benefits		4,147
Management fee		590
Technology support services		1,031
Professional fees and outside services		2,060
Travel and promotional expenses		331
Facilities costs		209
Other expenses		18
Total operating expenses		8,386
Income before income tax provision		42,639
Income tax provision		11,922
Net income	$	30,717

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 36,875	$ 36,875
Dividend to Parent	(35,000)	(35,000)
Net income	30,717	30,717
Balance at December 31, 2025	$ 32,592	$ 32,592

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(In thousands)

Cash flows from operating activities:		
Net income	$	30,717
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(283)
Changes in assets and liabilities:		
Accounts receivable		3,872
Receivables from affiliates, net		(7,592)
Other receivables		5,269
Prepaid expenses		(27)
Notes receivable, net		—
Accounts payable		(1,068)
Section 31 fees payable		(8,121)
Payables to affiliates, net		11,809
Deferred revenue		(3)
Unrecognized tax benefits		427
Net cash provided by operating activities		35,000
Cash flows used in financing activities:		
Dividend to Parent		(35,000)
Net cash used in financing activities		(35,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Cash paid for income taxes to Parent, net	$	10,233

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. ("the Company" or "EDGA"), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The ultimate holding company is Cboe Global Markets, Inc. ("the Parent"). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. The Company operates under a maker-taker, tier-free fee model. Under this structure, liquidity providers receive a rebate, while liquidity takers pay a fee, all within a pricing model that does not include variable volume-based tiers. Transaction fees are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(In thousands, unless otherwise noted)

Other Revenue

The Company charges Cboe Netherlands Services Company B.V. ("CNSC") license fees in accordance with the Market Data Sharing Agreement that CNSC entered with Cboe affiliates, with only EDGA providing data, representing the entirety of services provided.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 8 (“Commitments and Contingencies”) for more information. As of December 31, 2025, the long-term notes receivable, net balance was $11.9 million. In 2025, the Company reclassified $2.3 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(In thousands, unless otherwise noted)

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$	4,147
Management fee		590
Technology support services		674
Professional fees and outside services		527
Travel and promotional expenses		331
Facilities costs		209
	$	6,478

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:		
Transaction fees	$	38
Access and capacity fees		179
Other revenue		20
	$	237
Cost of revenues:		
Routing and clearing fees	$	4,706
Regulatory fees		353
	$	5,059

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 21% of its total revenues from its largest two customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(In thousands, unless otherwise noted)

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 253	$ 253	$ (256)	$ 250
Total deferred revenue	$ 253	$ 253	$ (256)	$ 250

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:	
Unrecognized tax benefits	$ 3,617
Allowance for credit losses	272
Total deferred tax assets	$ 3,889
Deferred tax liabilities:	
Prepaid expenses	$ (7)
Total deferred tax liabilities	(7)
Net deferred tax asset	$ 3,882

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:	
Federal	$ 8,074
State	4,131
Total current tax expense	12,205
Deferred income tax benefit	
Federal	(84)
State	(199)
Total deferred income tax benefit	(283)
Income tax provision	$ 11,922

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$ 8,073
State	2,160
Total cash paid for income taxes, net	$ 10,233

(In thousands, unless otherwise noted)

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,153
Others		1,007
	$	2,160

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,954	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		2,914	6.9 %
Changes in tax laws or rates		(136)	(0.3)%
Cross-border tax laws		(117)	(0.3)%
Changes in unrecognized tax benefits		287	0.7 %
Other		20	— %
Income tax provision	$	11,922	28.0 %

(1) Illinois, New York, and New York City taxes make up the majority of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	9,699
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		146
Gross decreases on unrecognized tax benefits in prior period		(716)
Settlement with taxing authorities		(19)
Balance at December 31, 2025	$	9,110

As of December 31, 2025, the Company had $7.2 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $6.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $1.0 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $11.8 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(In thousands, unless otherwise noted)

(8) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

(In thousands, unless otherwise noted)

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 9 ("Subsequent Events").

(9) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $14.1 million. The Company had reserved $14.9 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model ("2026 Revised CAT Funding Model Order"). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT ("executed equivalent shares"). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe EDGX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	57,931
Receivables from affiliates, net		55,520
Other receivables		2,323
Prepaid expenses		61
Total current assets		115,835
Deferred income taxes, net		4,597
Notes receivable, net		27,590
Total assets	$	148,022
Liabilities and Stockholder’s Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	37,686
Payables to affiliates, net		29,799
Deferred revenue		288
Current portion of unrecognized tax benefits		17,599
Total current liabilities		85,372
Unrecognized tax benefits		641
Stockholder's equity:		
Additional paid-in capital		10,024
Retained earnings		51,985
Total stockholder's equity		62,009
Total liabilities and stockholder's equity	$	148,022

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(In thousands)

Revenue:	
Transaction fees	$ 773,541
Access and capacity fees	51,476
Market data fees	50,164
Regulatory fees	93,963
Other revenue	169
Total revenues	969,313
Cost of revenues:	
Liquidity payments	684,536
Routing and clearing	24,761
Regulatory fees	90,895
Total cost of revenues	800,192
Revenues less cost of revenues	169,121
Operating expenses:	
Compensation and benefits	66,146
Management fee	9,739
Technology support services	12,783
Professional fees and outside services	16,463
Travel and promotional expenses	4,190
Facilities costs	3,681
Other expenses	18
Total operating expenses	113,020
Operating income	56,101
Non-operating income:	
Interest income	42
Income before income tax provision	56,143
Income tax provision	15,940
Net income	$ 40,203

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 10,024	$ 51,782	$ 61,806
Dividend to Parent	—	(40,000)	(40,000)
Net income	—	40,203	40,203
Balance at December 31, 2025	$ 10,024	$ 51,985	$ 62,009

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2025

(In thousands)

Cash flows from operating activities:		
Net income	$	40,203
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(372)
Changes in assets and liabilities:		
Accounts receivable		24,937
Receivables from affiliates, net		33,890
Other receivables		15,178
Prepaid expenses		(61)
Accounts payable and accrued liabilities		(18,281)
Section 31 fees payable		(71,127)
Payables to affiliates, net		14,952
Deferred revenue		(2)
Unrecognized tax benefits		683
Net cash provided by operating activities		40,000
Cash flows used in financing activities:		
Dividend to Parent		(40,000)
Net cash used in financing activities		(40,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Cash paid for income taxes to Parent, net	$	11,310

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. ("the Company" or "EDGX"), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The ultimate holding company is Cboe Global Markets, Inc. ("the Parent"). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and The Options Clearing Corporation ("OCC"), the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the

(In thousands, unless otherwise noted)

related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue includes order-to-trade ratio fees revenue. These fees are billed in accordance with the Company's published fees and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 ("Commitments and Contingencies") for more information. As of December 31, 2025, the long-term notes receivable, net balance was $27.6 million. In 2025, the Company reclassified $3.1 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

(In thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 6,296	$ —	$ —	$ —	$ 6,296

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Accounts payable	$ 32,024
Accrued liabilities	5,662
	$ 37,686

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 66,146
Management fee	9,739
Technology support services	11,757
Professional fees and outside services	8,702
Travel and promotional expenses	4,190
Facilities costs	3,681
	$ 104,215

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:	
Transaction fees	$ 385
Access and capacity fees	330
	$ 715
Cost of revenues:	
Liquidity payments	$ 7
Routing and clearing fees	23,690
Regulatory fees	1,097
	$ 24,794

(In thousands, unless otherwise noted)

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities and listed equity options in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 29% of its total revenues from its largest two customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 290	$ 291	$ (293)	$ 288
Total deferred revenue	$ 290	$ 291	$ (293)	$ 288

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:	
Unrecognized tax benefits	$ 4,298
Allowance for credit losses	316
Investments	53
Subtotal	4,667
Valuation allowance	(53)
Total deferred tax assets	$ 4,614
Deferred tax liabilities:	
Prepaid expenses	$ (17)
Total deferred tax liabilities	(17)
Net deferred tax asset	$ 4,597

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.1 million was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	10,576
State		5,736
Total current tax expense		16,312
Deferred income tax benefit		
Federal		(130)
State		(242)
Total deferred income tax benefit		(372)
Income tax provision	$	15,940

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$	8,776
State		2,534
Total cash paid for income taxes, net	$	11,310

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,269
Others		1,265
	$	2,534

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	11,790	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		3,990	7.2 %
Changes in tax laws or rates		(158)	(0.3)%
Cross-border tax laws		(182)	(0.3)%
Changes in unrecognized tax benefits		457	0.8 %
Valuation allowance		(34)	(0.1)%
Other		77	0.1 %
Income tax provision	$	15,940	28.4 %

(1) Illinois, New York, and New York City taxes make up the majority of this category.

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	11,624
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		170
Gross decreases on unrecognized tax benefits in prior period		(799)
Settlement with taxing authorities		(7)
Balance at December 31, 2025	$	10,988

As of December 31, 2025, the Company had $8.7 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $7.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $1.3 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $15.6 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not

(In thousands, unless otherwise noted)

parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

(In thousands, unless otherwise noted)

See also Note 10 ("Subsequent Events").

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $16.6 million. The Company had reserved $17.6 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model (“2026 Revised CAT Funding Model Order”). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT (“executed equivalent shares”). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association (“ASA”) and Citadel Securities, LLC (“Citadel”) filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit (“11th Circuit”). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe C2 Exchange, Inc. for the latest fiscal year ending December 31, 2025. Cboe C2 Exchange, Inc. has no consolidated subsidiaries.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2025

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe C2 Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe C2 Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe C2 Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	13,950
Receivables from affiliates, net		93,922
Other receivables		1,214
Total current assets		109,086
Deferred income taxes, net		2,701
Notes receivable, net		10,365
Total assets	$	122,152
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	7,296
Payables to affiliates, net		22,533
Current portion of unrecognized tax benefits		9,882
Total current liabilities		39,711
Unrecognized tax benefits		371
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		48,684
Retained earnings		33,386
Total stockholder's equity		82,070
Total liabilities and stockholder's equity	$	122,152

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(in thousands)

Revenues:		
Transaction fees	$	204,933
Access and capacity fees		35,406
Market data fees		4,311
Regulatory fees		6,581
Total revenues		251,231
Cost of revenues:		
Liquidity payments		147,626
Routing and clearing		2,388
Regulatory fees		3,311
Royalty fees		1,533
Total cost of revenues		154,858
Revenues less cost of revenues		96,373
Operating expenses:		
Compensation and benefits		16,727
Management fee		2,571
Technology support services		3,129
Professional fees and outside services		6,059
Travel and promotional expenses		900
Facilities costs		1,081
Total operating expenses		30,467
Operating income		65,906
Non-operating income:		
Interest income		44
Income before income tax provision		65,950
Income tax provision		19,625
Net income	$	46,325

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(in thousands)

	Common Stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ —	$ 48,684	$ 32,061	$ 80,745
Dividend to Parent	—	—	(45,000)	(45,000)
Net income	—	—	46,325	46,325
Balance at December 31, 2025	$ —	$ 48,684	$ 33,386	$ 82,070

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(in thousands)

Cash flows from operating activities:		
Net income	$	46,325
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(158)
Changes in assets and liabilities:		
Accounts receivable		(2,068)
Receivables from affiliates, net		(24,684)
Other receivables		6,934
Accounts payable and accrued liabilities		757
Section 31 fees payable		(2,568)
Payables to affiliates, net		19,585
Deferred revenue		(192)
Unrecognized tax benefits		1,069
Net cash provided by operating activities		45,000
Cash flows used in financing activities:		
Dividend to Parent		(45,000)
Net cash used in financing activities		(45,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	13,888

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. ("the Company" or "C2"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

(in thousands, unless otherwise noted)

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company’s published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company’s published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission (“SEC”). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee (“ORF”) which supports the Company’s regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order

(in thousands, unless otherwise noted)

became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 ("Commitments and Contingencies") for more information. As of December 31, 2025, the notes receivable, net balance was $10.4 million. In 2025, the Company reclassified $2.2 million to the current portion of notes receivable within other receivables within the statement of financial condition.

The following represents the changes in allowance for credit losses for the year ended December 31, 2025.

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 3,804	$ —	$ —	$ —	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 16,727
Management fee	2,571
Technology support services	3,080
Professional fees and outside services	2,060
Travel and promotional expenses	900
Facilities costs	976
	$ 26,314

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:	
Transaction fees	$ 191
Access and capacity fees	136
	$ 327
Cost of revenues:	
Routing and clearing fees	$ 2,388
Regulatory fees	4
	$ 2,392

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of various option products in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 28% of its total revenues from its largest two customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(in thousands, unless otherwise noted)

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Accounts payable	$	6,568
Accrued liabilities		728
	$	7,296

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Options Regulatory Fee (1)	$ 192	$ —	$ (192)	$ —
Total deferred revenue	$ 192	$ —	$ (192)	$ —

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(in thousands, unless otherwise noted)

(8) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2025:

Deferred tax assets:		
Unrecognized tax benefits	$	2,339
Allowance for credit losses		370
Investments		37
Subtotal		2,746
Valuation allowance		(37)
Total deferred tax assets	$	2,709
Deferred tax liabilities:		
Prepaid expenses		(8)
Total deferred tax liabilities		(8)
Net deferred tax assets	$	2,701

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $37 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	12,411
State		7,372
Total current tax expense		19,783
Deferred income tax benefit:		
Federal		(65)
State		(93)
Total deferred income tax benefit		(158)
Income tax provision	$	19,625

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$	10,428
State		3,460
Total income taxes paid	$	13,888

(in thousands, unless otherwise noted)

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,514
Pennsylvania		716
Others		1,230
	$	3,460

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	13,850	21.0 %
Increase (decrease) in income tax resulting from:			
Impact of federal, state, and local tax law and rate changes, net (1)		5,019	7.6 %
Effect of changes in tax laws or rates		(89)	(0.1)%
Changes in unrecognized tax benefits		785	1.2 %
Valuation allowances		(12)	0.0 %
Other adjustments		72	0.1 %
Income tax provision and effective income tax rate	$	19,625	29.8 %

(1) Illinois, New York, and New York City taxes make up the majority (greater than 50 percent) of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at December 31, 2024	$	7,349
Additions for current year tax positions		—
Additions for prior year tax positions		324
Reduction for prior year tax positions		(191)
Settlement with taxing authorities		(9)
Balance at December 31, 2025	$	7,473

As of December 31, 2025, the Company had $5.9 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months.

The Company had accrued interest and penalties of $2.8 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $0.9 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $18.7 million for income tax liabilities. Such payable is included in payables to affiliates and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal Proceedings

As of December 31, 2025, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the consolidated financial statements to not be misleading. The Company does not record liabilities when the likelihood of the liability being incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections, or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

(in thousands, unless otherwise noted)

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and

(in thousands, unless otherwise noted)

Commodity Exchange Act as well as members’ compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 (“Notes Receivable, Net”) for information on promissory notes related to the CAT.

See also Note 10 (“Subsequent Events”).

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $9.5 million. The Company had reserved $9.9 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model (“2026 Revised CAT Funding Model Order”). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to each of the buyer, seller and market regulator in transactions reportable to the CAT (“executed equivalent shares”). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association (“ASA”) and Citadel Securities, LLC (“Citadel”) filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit (“11th Circuit”). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2025.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe C2 Exchange, Inc. (the "Exchange") is wholly owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of the Exchange and acquired its interest in the Exchange on June 15, 2010. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant / User	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing USA LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member / TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member / TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Airain Limited	6/24/2025	6/24/2025	6/24/2025	6/24/2025	NA	NA	Sponsored Participant / User	HSM Corporate Services 68 Front St, PO Box 31726 Georgetown Grand Cayman KY1-1108	44148-170-5918	Proprietary Trading
Airain Limited	6/23/2025	6/23/2025	6/23/2025	6/23/2025	NA	NA	Sponsored Participant / User	HSM Corporate Services 68 Front St, PO Box 31726 Georgetown Grand Cayman KY1-1108	44148-170-5918	Proprietary Trading
Akuna Securities LLC	9/15/2015	9/13/2024	9/13/2024	8/14/2017	2/2/2012	2/12/2015	Member / TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
All Options USA LLC	NA	NA	NA	8/8/2023	8/8/2023	NA	Member / TPH	114 W. 7th. St Suite 1200 Austin, TX 78701	512-518-4036 x109	Market Maker, Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member / TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant / User	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member / TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member / TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Atlas Diversified Master Fund, Ltd.	12/1/2025	12/1/2025	12/1/2025	12/1/2025	NA	NA	Sponsored Participant / User	444 West Lake Street 50th Floor Chicago IL. 60606	646-454-7273	
Atlas Macro Master Fund, Ltd.	11/5/2025	11/5/2025	11/5/2025	11/5/2025	NA	NA	Sponsored Participant / User	444 West Lake Street 50th Floor Chicago IL. 60606	646-454-7273	
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member / TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member / TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
BEC Capital, LLC	11/1/2022	11/1/2022	11/1/2022	11/1/2022	NA	NA	Sponsored Participant / User	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
BEC Capital, LLC	8/15/2024	8/15/2024	8/15/2024	8/15/2024	NA	NA	Sponsored Participant / User	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
Belvedere Trading LLC	11/1/2011	NA	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member / TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
Bernstein Institutional Services LLC	3/1/2024	3/1/2024	3/1/2024	3/1/2024	NA	NA	Member / TPH	1345 Avenue of the Americas New York, NY 10105	212-823-2896	Public Customer Business
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member / TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member / TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant / User	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant / User	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	NA	NA	NA	NA	Member / TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
Blueshift Asset Management LLC	2/6/2026	2/6/2026	2/6/2026	2/6/2026	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7467	
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member / TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member / TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant / User	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant / User	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member / TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member / TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
BTIG, LLC	11/28/2023	11/28/2023	11/28/2023	11/28/2023	NA	NA	Sponsored Participant / User	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Proprietary Trading
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member / TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant / User	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	NA	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member / TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member / TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Casey Securities LLC	NA	NA	NA	11/11/2021	6/24/2024	NA	Member / TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member / TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member / TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/1/2022	NA	NA	11/1/2022	NA	NA	Sponsored Participant / User	27 Union Square West 4th Floor New York, NY 10003	646-597-6146	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member / TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member / TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member / TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member / TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street LLC	3/21/2023	3/21/2023	3/21/2023	3/21/2023	NA	NA	Sponsored Participant / User	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street LLC	8/14/2024	8/14/2024	8/14/2024	8/14/2024	NA	NA	Sponsored Participant / User	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	12/10/2024	12/12/2024	Member / TPH	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member / TPH	17 State Street 38th Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant / User	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	3/6/2023	NA	NA	Member / TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member / TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
CTC, LLC	3/15/2018	NA	NA	3/19/2024	3/25/1998	3/3/2011	Member / TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cumberland DRW LLC	NA	NA	NA	3/23/2026	NA	NA	Sponsored Participant / User	540 West Madison Suite 2500 Chicago, IL 60661	212-313-3928	
Curvature Securities LLC	8/9/2024	8/9/2024	8/9/2024	8/9/2024	NA	NA	Member / TPH	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Curvature Securities LLC	4/21/2025	4/21/2025	4/21/2025	4/21/2025	NA	NA	Sponsored Participant / User	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member / TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Direct Alpha LLC	10/31/2022	10/31/2022	10/31/2022	10/31/2022	NA	NA	Sponsored Participant / User	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
DriveWealth, LLC	3/6/2025	3/6/2025	3/6/2025	3/6/2025	NA	NA	Member / TPH	28 Liberty Street 50th Floor New York, NY 10005	332-215-6681	Proprietary Trading, Public Customer Business, Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	2/2/2026	2/2/2026	Member / TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading; Cboe-Electronic Execution; C2- Broker
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant / User	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant / User	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	1/8/2025	1/8/2025	1/8/2025	2/2/2026	2/2/2026	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member / TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant / User	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant / User	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	4/10/2026	4/10/2026	4/10/2026	4/10/2026	8/30/2021	NA	Member / TPH	425 S Financial Place Suite 2800 Chicago, IL 60605	312-878-6785	Market Maker, Proprietary Trading
DV Equities, LLC	10/20/2025	10/20/2025	10/20/2025	10/20/2025	NA	NA	Sponsored Participant / User	425 S Financial Place Suite 2800 Chicago, IL 60605	312-878-6785	
Dynamex Trading LLC	NA	NA	NA	NA	10/12/2023	NA	Member / TPH	11 Broadway, Suite 360 New York, NY 10004	646-827-6074	Electronic Execution, Transact Business with the Public
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member / TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Erudite Trading LLC	1/7/2025	NA	NA	11/22/2024	11/2/2023	7/19/2024	Member / TPH	800 Brickell Avenue Suite 200-201 Miami, FL 33131	786-957-7710	Proprietary Trading, Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member / TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
FCF Securities and Derivatives LLC	3/24/2026	NA	NA	NA	NA	NA	Member / TPH	425 S Financial Place Suite 1575 Chicago, IL 60605	312-663-2405	Qualified Contingent Trade reporting and equity execution services
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member / TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Flow Traders U.S. LLC	NA	NA	NA	10/12/2022	NA	NA	Sponsored Participant / User	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member / TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
FR Trading LLC	NA	NA	NA	NA	6/1/2023	NA	Member / TPH	225 Liberty Street, 30th Floor New York, NY 10281	212-393-1420	Market Maker, Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member / TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member / TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Glendale Securities LLC	7/9/2024	7/9/2024	7/9/2024	7/9/2024	NA	NA	Member / TPH	15233 Ventura Blvd, Suite 712 Sherman Oaks, CA 91403	818-907-1505	Market Maker, Proprietary Trading, Public, Customer Business
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member / TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member / TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member / TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Pier Fintech LLC	NA	NA	NA	8/25/2022	NA	NA	Member / TPH	245 Summer Street Boston, MA 02210	617-392-2773	Public Customer Business
Group One Trading LLC	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member / TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	10/25/2022	10/25/2022	10/25/2022	10/25/2022	NA	NA	Sponsored Participant / User	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	NA	NA	Member / TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant / User	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant / User	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member / TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member / TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member / TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member / TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
iFAST Securities US Corporation	NA	NA	NA	2/18/2026	NA	NA	Member / TPH	18 South 2nd Street #126 San Jose CA. 95113	669-242-5999	Plblic Customer Business, Clearing Services Order Routing and Self Clearing
IMC Chicago, LLC d/b/a IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member / TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/25/2023	NA	NA	NA	NA	NA	Sponsored Participant / User	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Securities LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member / TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member / TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Intelligent Cross LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant / User	Soundview Plaza, Suite 700 R 1266 E. Main St. Stamford, CT 06905	212-621-9640	
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member / TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member / TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member / TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member / TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	12/13/2022	12/13/2022	11/9/2018	5/2/2005	1/2/2019	Member / TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant / User	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member / TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jefferies LLC	1/23/2025	1/23/2025	1/23/2025	1/23/2025	NA	NA	Sponsored Participant / User	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jump Execution, LLC	6/27/2022	6/27/2022	6/27/2022	6/27/2022	NA	NA	Member / TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8327	Market Maker, Proprietary Trading, Agency Execution
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	8/13/2025	Member / TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8777	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member / TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member / TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Lakewood Trading LLC	4/22/2024	NA	NA	NA	NA	NA	Sponsored Participant / User	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	312-612-1041	Proprietary Trading
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member / TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member / TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	4/25/2025	4/25/2025	4/25/2025	4/25/2025	NA	NA	Sponsored Participant / User	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Latour Trading LLC	9/13/2024	9/13/2024	9/13/2024	9/13/2024	NA	NA	Sponsored Participant / User	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Leerink Partners LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member / TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Lime Trading Corp.	4/15/2024	4/15/2024	4/15/2024	4/15/2024	NA	NA	Sponsored Participant / User	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member / TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Marex Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member / TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member / TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Maven Global Markets Trading LLP	NA	NA	NA	NA	7/18/2022	3/19/2026	Member / TPH	444 W. Lake Street, Suite 4650 Chicago, IL 60606	44 203 856 9310	Market Maker
MBX Clearing LLC	NA	NA	NA	NA	8/15/2022	NA	Member / TPH	38955 Hills Tech Drive Farmington Hills, MI 48331	248-987-7427	Proprietary Trading
MD Vanilla B.V. dba Maverick Derivatives	NA	NA	NA	NA	9/1/2022	NA	Member / TPH	Strawinskylann 377 Amsterdam, 1077XX Netherlands	31 20 238 4192	Proprietary Trading
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	NA	NA	4/25/1973	NA	Member / TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Millennium International Management LP	10/28/2025	10/28/2025	10/28/2025	10/28/2025	NA	NA	Sponsored Participant / User	399 Park Avenue New York, NY 10022	212-320-1051	
Mirae Asset Securities (USA) Inc.	10/12/2022	NA	NA	9/11/2024	NA	NA	Member / TPH	810 7th Avenue New York, NY 10019	646-968-2035	Market Maker, Public Customer Business, Clearing Services, Proprietary Trading
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member / TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member / TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	7/25/2025	NA	NA	NA	Member / TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member / TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member / TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member / TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Nova Prospect Rise Ltd.	3/9/2026	3/9/2026	3/9/2026	3/9/2026	NA	NA	Sponsored Participant / User	1st Floor, IFC 5, The Esplanade St Helier, Jersey JE2 3BY	44 7721544556	
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member / TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	4/25/2023	NA	Member / TPH	1 N Dearborn Street 8th Floor Chicago, IL 60602	312-260-3044	Electronic Execution, Transact Business with the Public
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member / TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optimal Market Technologies, LLC	5/14/2026	NA	NA	5/14/2026	NA	NA	Member / TPH	One World Trade Center Suite 47M New York, NY 10007	646-804-7928	Public Customer Business
Optiver US, LLC	6/15/2009	1/9/2025	1/9/2025	5/30/2018	6/1/2005	9/24/2010	Member / TPH	130 E Randolph Street Suite 800 Chicago, IL 60601	312-821-9500	Market Maker
Optiver US, LLC	9/19/2025	9/19/2025	9/19/2025	9/19/2025	NA	NA	Sponsored Participant / User	130 E Randolph Street Suite 800 Chicago, IL 60601	312-821-9500	
Orbit Securities LP	12/12/2024	12/12/2024	12/12/2024	12/12/2024	NA	NA	Sponsored Participant / User	3909 Pappys Way Austin, TX 78730	312-485-1824	Proprietary Trading
Oscar Gruss & Son Incorporated	8/7/2017	7/10/2025	NA	NA	NA	NA	Member / TPH	10 East 53rd Street 17th Floor New York, NY 10022	212-419-4000	Agency
ParX Trading LLC	10/1/2024	NA	NA	NA	NA	NA	Member / TPH	675 W. 59th Street Suite 1010 New York, NY 10019	646-808-0390	Proprietary Trading Market Maker
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member / TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member / TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member / TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member / TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member / TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Point72 Asset Management LP	1/20/2026	1/20/2026	1/20/2026	1/20/2026	NA	NA	Sponsored Participant / User	72 Cummings Point Rd Stamford, CT 06902	646-569-8211	Proprietary Trading
Point72 Asset Management LP	8/22/2024	8/22/2024	8/22/2024	8/22/2024	NA	NA	Sponsored Participant / User	72 Cummings Point Rd Stamford, CT 06902	646-569-8211	Proprietary Trading
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member / TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member / TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member / TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
QTrade Capital Partners LLC	7/12/2022	7/12/2022	7/12/2022	7/12/2022	NA	NA	Sponsored Participant / User	240 North Avenue West, Suite 301 Westfield, NJ 07090	908-232-5692	Proprietary Trading
Quantbot Technologies LP	8/29/2025	8/29/2025	8/29/2025	8/29/2025	NA	NA	Sponsored Participant / User	505 5th Avenue, 6th Floor New York NY 10017	646-461-6098	
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant / User	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member / TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Qube Research & Technologies Limited	7/8/2022	7/8/2022	12/13/2022	12/13/2022	NA	NA	Sponsored Participant / User	21 Palmer Street 7th Floor London SW1H 0AD	44-20-7072-2960	
Qube Research & Technologies Limited	3/19/2026	3/19/2026	3/19/2026	3/19/2026	NA	NA	Sponsored Participant / User	9 Bressenden Place, London, SW1E5BY	44 20 7072 2960	
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
Radix Trading LLC	NA	NA	NA	3/26/2025	NA	NA	Sponsored Participant / User	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	5/10/2024	5/10/2024	5/10/2024	5/10/2024	NA	NA	Sponsored Participant / User	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member / TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC CMA LLC	4/30/2024	4/30/2024	4/30/2024	4/30/2024	NA	NA	Sponsored Participant / User	200 Vesey Street New York, NY 10281	212-618-2506	
Redburn (USA) LLC dba Rothschild & Co | Redburn	NA	NA	8/8/2024	NA	NA	NA	Member / TPH	461 Fifth Avenue 15th Floor New York, NY 10017	212-803-7303	Introducing Broker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member / TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member / TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member / TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member / TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant / User	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant / User	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member / TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	9/26/2022	7/12/2022	9/26/2022	9/26/2022	NA	NA	Sponsored Participant / User	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member / TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member / TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member / TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
SpeedTrader Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
SpiderRock EXS LLC	NA	NA	NA	NA	3/12/2024	NA	Member / TPH	300 S. Riverside Plaza Suite 2350 Chicago, IL 60606	312-256-9618	Electronic Execution, Transact Business with the Public
Squarepoint Ops LLC	2/24/2026	2/24/2026	2/24/2026	2/24/2026	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	9/4/2024	9/4/2024	9/4/2024	9/4/2024	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	1/23/2023	1/23/2023	1/23/2023	1/23/2023	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	NA	Member / TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
STG Securities, LLC	10/22/2025	NA	NA	10/22/2025	11/10/2025	11/10/2025	Member / TPH	250 W 55th Street New York, NY 10019	646-868-1753	Proprietary Trading (options), Market Maker (options)

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member / TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Summit Securities Group LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member / TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Sumo Capital, LLC	NA	NA	NA	NA	3/3/2008	NA	Member / TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
Sunrise Futures LLC	11/17/2023	NA	NA	NA	NA	NA	Sponsored Participant / User	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	773-457-8067	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
TD Securities (USA) LLC	11/22/2024	11/22/2024	11/22/2024	11/22/2024	10/17/2025	10/17/2025	Member / TPH	One Vanderbilt Avenue New York, NY 10017	646-562-1074	Public Customer, Clearing Services, Firm Proprietary, Transact Business wih the Public, Electronic execution, Broker
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member / TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant / User	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member / TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
Tower Principal Markets LLC	9/7/2023	9/7/2023	9/7/2023	9/7/2023	4/10/2024	5/28/2025	Member / TPH	111 Coleman Blvd, Suite 404 Mount Pleasant, SC 29464	843-606-0603	Proprietary Trading, Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member / TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member / TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeUp Securities Inc.	NA	NA	NA	2/6/2023	NA	NA	Member / TPH	101 Eisenhower Parkway Roseland, NJ 07068	973-228-9871	Trading and execution for clients
TradeZero America Inc.	NA	NA	NA	9/14/2021	8/1/2024	NA	Member / TPH	67 35th Street, Suite #B450 Brooklyn, NY 11232	718-7409-4925	Electronic Execution; Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	11/16/2022	NA	Member / TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency; Electronic Execution, Transact Business with the Public
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member / TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member / TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member / TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member / TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	4/22/2026	4/22/2026	4/22/2026	4/22/2026	11/5/2021	NA	Member / TPH	199 Water Street 8th Floor New York, NY 10038	732-848-0095 x107	Proprietary Trading, Public Customer Business, Clearing Services
Velocity Clearing, LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant / User	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	10/3/2022	NA	Member / TPH	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member / TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant / User	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member / TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member / TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member / TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Vitesse Capital Limited	8/28/2025	8/28/2025	8/28/2025	8/28/2025	NA	NA	Sponsored Participant / User	148/13 Tower Road Siliema, Malta Siliema SLM1604	44203-621-0363	
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member / TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member / TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member / TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member / TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member / TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading

<u>Exhibit N</u>

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Cboe C2 Exchange, Inc. does not list or trade any "listed equity securities," as such term is defined in Rule 600(b)(51) of Regulation NMS. The only securities listed and traded on Chicago Board Options Exchange, Inc. are "listed options" as such term is defined in Rule 600(b)(52) of Regulation NMS.